

07003096

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 067241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chartwell Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 40th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

MAR 1 4 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John de Lande Long 212-707-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STILLSON, ROBERT MINOTT
(Name – *if individual, state last, first, middle name*)

103 ORCHARD HILL DRIVE (Address), FAIRFIELD (City), CT (State) 06824 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 / 2007
WASH. DC 185 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John de Lande Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chartwell Advisors, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSAY PINZINO
Notary Public, State of New York
No. 01PI6055858
Qualified in Nassau County
Commission Expires March 12, 2007

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chartwell Advisors LLC
Report on Audit of Financial Statements
And Supplemental Information
Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-67241
For the Year Ended December 31, 2006

Chartwell Advisors LLC

Table of Contents

ROBERT MINOTT STILSON
CERTIFIED PUBLIC ACCOUNTANT
103 ORCHARD HILL DRIVE
FAIRFIELD, CONNECTICUT 06430
(203) 259-6912

Independent Auditor's Report

To the Member
Chartwell Advisors LLC
New York, New York

I have audited the accompanying statement of financial condition of Chartwell Advisors LLC as of December 31, 2006 and the related statements of income, changes in member's equity, and cash flows for the period ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Chartwell Advisors LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis in my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell Advisors LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basis financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert M Stilson

February 1, 2007

Chartwell Advisors LLC
Balance Sheet
December 31, 2006

Assets

Current assets:	
Cash and cash equivalents	$31,381
Accrued fees receivable	121,500
Total current assets	152,881
Deposits	1,520
Total assets	$154,401

Liabilities and Member's Equity

Current liabilities:	
Accrued liabilities	$3,500
Member's equity	150,901
Total liabilities and member's equity	$154,401

See accompanying notes to the financial statements.

Chartwell Advisors LLC
Income Statement
For the Year Ended December 31, 2006

Revenues:	
Fees	$150,688
Expenses:	
Auditing fees	3,500
Professional fees	9,380
Insurance	346
Office supplies and expense	313
Regulatory and compliance	4,088
Organizational expense	1,338
Total expenses	18,965
Income from operations	131,723
Other income- interest	370
Net income	$132,093

See accompanying notes to the financial statements.

Chartwell Advisors LLC
Statement of Members Equity
For the Year Ended December 31, 2006

Contributions	$53,808
Distributions	(35,000)
Net income	132,093
Member's equity	$150,901

See accompanying notes to the financial statements.

Chartwell Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$132,093
Adjustments to reconcile net income to net cash provided (used) in operating activities:	
Accrued fees receivable	(121,500)
Accrued liabilities	3,500
Net cash provided by operating activities	14,093
Cash flows used in investing activities:	
Deposits	(1,520)
Cash flows from financing activities:	
Member contributions	53,808
Member distributions	(35,000)
Net cash provided by financing activities	18,808
Increase in cash and cash equivalents	31,381
Cash and cash equivalents	
Beginning of year	-0-
End of year	$31,381

See accompanying notes to the financial statements.

Note 1 – Organization and Nature of Business

Chartwell Advisors LLC (Chartwell), a single member limited liability company, was formed on January 3, 2006 in the State of Delaware. Chartwell is a broker-dealer registered with the Securities and Exchange Commission on February 14, 2006 and became a member of the National Association of Securities Dealers, Inc. ("NASD") on July 20, 2006. Chartwell introduces high net worth and accredited individuals, as well as institutional clientele seeking investments mainly to pooled investment vehicles.

Note 2 – Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

As of December 31, 2006, the carrying amounts of cash, fees receivable and accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

(d) Revenue Recognition

Management and performance fees are recognized when earned.

(e) Cash and Cash Equivalents

Cash and cash equivalents are short-term and highly liquid instruments with maturity dates of three months or less when purchased.

(f) Income Taxes

Chartwell is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

(g) Capital Contribution

The member has made an initial capital cash contribution to Chartwell and a subsequent capital contribution by way of forgiving an inter-company payable. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. Net income and net losses in respect of each fiscal year of Chartwell shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of Chartwell beyond the member's respective capital contribution.

Note 3 – Performance Fees

Recognition of performance fees is governed by agreement with fund managers. Performance fees for 2006 were based on the annual appreciation of the funds held at year-end and were recognized at year-end.

Note 4- Related Party Transactions

The sole member provides rent and services to Chartwell at no charge.

Note 5 - Net Capital Requirements

Chartwell is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2006, Chartwell had net capital of $ 27,881; which was $22,881 in excess of its required minimum net capital of $5,000. Chartwell's net capital ratio was .13 to 1.

Note 6 – Concentration of Risk

Chartwell received fees from four entities of which the two largest contributed approximately 44 % and 35%, respectively.

Chartwell Advisors LLC
Supplemental Information
Required by Rule 17a-5 of
The Securities Exchange Act of 1934
As of December 31, 2006

Chartwell Advisors LLC
Supplemental Information-Schedule I
As of December 31, 2006

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

Total Member's Equity	$150,901
Deductions and/or charges:	
Non-allowable assets:	
Accrued fees receivable	121,500
Deposits	1,520
Sub-total of deductions and/or charges	123,020
Net Capital	$27,881
Aggregate Indebtedness	
Accrued liabilities	$3,500
Computation of Basic Net Capital Requirement:	
Minimum net capital required (.125 of aggregate indebtedness)	$438
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement	5,000
Excess Net Capital	$22,881
Excess net capital at 1000% (net capital, less 10% of aggregate Indebtedness)	$27,531
Percentage of aggregate indebtedness to net capital	13%
Ratio: aggregate indebtedness to net capital	.13 to 1
Reconciliation with Company's Computation:	
Net Capital Under Company's computation	$21,870
Audit Adjustment – Decrease in Accounts Payable	6,000
Audit Adjustment – Increase in Cash	11
Net Capital Per Audited Report	$27,881

Chartwell Advisors LLC
Supplemental Information-Schedule II
As of December 31, 2006

Statement of non-allowable assets:	
Accrued fees receivable	$121,500
Deposits	1,520
Total	$123,020

Chartwell Advisors LLC
Supplemental Information-Schedule III
As of December 31, 2006

Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

Chartwell Advisors LLC
Supplemental Information-Schedule IV
As of December 31, 2006

Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

ROBERT MINOTT STILSON
CERTIFIED PUBLIC ACCOUNTANT
103 ORCHARD HILL DRIVE
FAIRFIELD, CONNECTICUT 06430
(203) 259-6912

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Member
Chartwell Advisors LLC
New York, New York

In planning and performing my audit of the financial statements and supplemental schedules of Chartwell Advisors LLC (Chartwell) for the year ended December 31, 2006, I considered it's internal control in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Chartwell that we considered relevant to the objectives stated in Rule 17a-5(g)910 in making the periodic computations of aggregate indebtedness and net capital rule under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Chartwell does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by Chartwell in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of Chartwell is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimated and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Chartwell has responsibility are safeguarded against

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Chartwell's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3
(Continued)

This report recognizes that it is not practicable in an organization the size of Chartwell to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Robert M. Stilson

Robert M. Stilson

Fairfield, Connecticut
February 1, 2007

END